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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of December

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  December 1, 2005

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         FUTUREMEDIA AND WINE TV TO DEVELOP WINE LOVERS ONLINE COMMUNITY

    BRIGHTON, England, Dec. 1 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European learning and managed benefits services provider, today announced that it has signed a five year agreement with Wine Network Inc., operators of Wine TV, to collaborate in the creation of a wine lovers online learning community. The Web site is scheduled to launch in January 2006.

    Futuremedia will take over Wine Network's existing Web site (http://www.winetv.tv) and will design, host, and maintain the wine lover's online community on behalf of Wine TV, who will market the community in conjunction with their television channels. The Wine TV Web site, which will be targeted to both businesses and consumers, will offer wine, spirits and wine-related e-learning content, products and services to the growing global market of wine lovers. The Web site will include sales and delivery of wine throughout Europe. The companies will share in the revenues derived by the sale of products and services through this collaboration.

    Commenting on the agreement, Leonard M. Fertig, Chief Executive Officer of Futuremedia PLC, said, "This agreement highlights the core strengths and value proposition of our e-learning business. Our solution for Wine TV is an example of how companies can use learning as an important tool to leverage their brands and stay connected with their customers. This is particularly important in the new digital world with its increasingly splintered marketplace. In addition, the creation of a branded learning community, such as Wine TV, provides the opportunity to reach new customers and develop additional revenue streams while enhancing overall brand recognition. Our ability to offer a turn-key solution and bring brands to life through learning places Futuremedia at the forefront of developing online community businesses."

    Patrick Brunet, Chief Executive Officer of Wine Network, Inc, said, "This wine lovers online community, Web site and service will allow us to enhance our existing offering and encourage new customers to share our passion for wine. With Futuremedia's strong knowledge of business to consumer and business to business market trends and innovative e-learning technology, we are confident the results of this partnership will be one of the leading luxury online communities in the sector."

    About Wine Network Inc:
    Wine Network Inc. is the world's first and only television channel dedicated to the theme of Wine, the lifestyle of wine lovers, and related subjects such as Beer & Spirits, Cigars, Food, Travel, Fashion, Health, Art & Culture, Entertainment, and more; providing entertaining programming to a global audience via cable and satellite. It was launched on BskyB (the largest digital satellite direct-to-home operator in Europe) as Wine TV in the UK and Ireland on November 1, 2004. Wine Network currently reaches over 20 million viewers in Europe. Wine Network Inc. is headquartered in San Francisco, California.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc; Wine Network Inc.
    -0-                             12/01/2005
    /CONTACT: For Futuremedia - US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com; For Wine Network, Inc. - Lorie Kim, Wine Network, Inc., +1-415-772-3601, lkim@winetv.tv /
    /Web site:  http://www.futuremedia.co.uk
                http://www.winetv.tv /
    (FMDAY)

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